Exhibit 99.1

November 14, 2024

Globant Reports 2024 Third Quarter Financial Results

Strong, Broad Based Results

•	Third quarter revenues of $614.7 million, up 12.7% year-over-year
•	IFRS Diluted EPS of $0.98 for the third quarter
•	Non-IFRS Adjusted Diluted EPS of $1.63 for the third quarter

LUXEMBOURG / November 14, 2024 - Globant (NYSE: GLOB), a digitally native company focused on reinventing businesses through innovative technology solutions, today announced results for the three and nine months ended September 30, 2024.

Please see highlights below. Note that reconciliations between IFRS and Non-IFRS financial measures are disclosed at the end of this press release.

Third Quarter 2024 Financial Highlights

•	Revenues rose to $614.7 million, representing 12.7% year-over-year growth.
•	IFRS Gross Profit Margin was 36.2% compared to 36.4% in the third quarter of 2023.
•	Non-IFRS Adjusted Gross Profit Margin was 38.5% compared to 38.2% in the third quarter of 2023.
•	IFRS Profit from Operations Margin was 10.6% compared to 9.7% in the third quarter of 2023.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.6% compared to 15.3% in the third quarter of 2023.
•	IFRS Diluted EPS was $0.98 compared to $0.98 in the third quarter of 2023.
•	Non-IFRS Adjusted Diluted EPS was $1.63 compared to $1.48 in the third quarter of 2023.

Nine months ended September 30, 2024 Financial Highlights

•	Revenues rose to $1,773.2 million, representing 17.0% year-over-year growth.
•	IFRS Gross Profit Margin was 35.8% compared to 36.1% in the first nine months of 2023.
•	Non-IFRS Adjusted Gross Profit Margin was 38.2% compared to 38.2% in the first nine months of 2023.
•	IFRS Profit from Operations Margin was 9.4% compared to 9.5% in the first nine months of 2023.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.2% compared to 15.1% in the first nine months of 2023.
•	IFRS Diluted EPS was $2.88 compared to $2.68 in the first nine months of 2023.
•	Non-IFRS Adjusted Diluted EPS was $4.67 compared to $4.12 in the first nine months of 2023.

Other Metrics as of and for the quarter ended September 30, 2024

•	Cash and cash equivalents and Short-term investments were $213.5 million as of September 30, 2024, a decrease of $109.8 million from $323.3 million as of December 31, 2023, driven mainly by the expansion into new geographies and a number of M&A earnout payments. As of September 30, 2024, we had a total amount of $165 million drawn from our credit facility.

•	Globant completed the third quarter of 2024 with 29,998 Globers, 27,927 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the third quarter of 2024 was as follows: 55.7% from North America (top country: US), 21.8% from Latin America (top country: Argentina), 17.6% from Europe (top country: Spain) and 4.9% from New Markets[1] (top country: Saudi Arabia).
•	Globant’s top customer, top five customers and top ten customers for the third quarter of 2024 represented 9.1%, 21.0% and 30.1% of revenues, respectively.
•	During the twelve months ended September 30, 2024, Globant served a total of 969 customers (with revenues over $100,000 in the last twelve months) and continued to increase its wallet share, with 331 accounts generating more than $1 million of annual revenues, compared to 305 for the same period one year ago.
•	In terms of currencies, 66.6% of Globant’s revenues for the third quarter of 2024 were denominated in US dollars.

“As we reflect on another remarkable quarter, I am thrilled to share that Globant continues on a trajectory of strong growth, solidifying our role as an industry leader. The level of demand we are witnessing across verticals and markets fuels our optimism for continued expansion in 2024. Our strategic investments in AI have lead to year-to-date AI-related initiatives increasing by 120% compared to the same period last year, enhancing our capabilities and driving productivity gains that translate into unique client experiences. With a strong pipeline and a commitment to redefining industries through our Studios, we are well-positioned to lead in this new era of digital innovation,” said Martín Migoya, Globant’s CEO and co-founder.

“As we conclude this quarter, I am pleased to report that Globant has achieved another quarter of record revenues, at $614.7 million, reflecting strong sequential growth driven by our top client and several key accounts. This performance aligns with our guidance and showcases our ability to enhance profitability while maintaining a prudent balance sheet. Our healthy margins are a reflection to our focus on profitability, while we see early recovery signs in specific verticals that previously faced headwinds. We are confident in our ability to sustain this momentum and build on our strong performance as we approach 2025,” explained Juan Urthiague, Globant’s CFO.

2024 Fourth Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter and the full year of 2024:

•	Fourth quarter 2024 Revenues are estimated to be in the range of $642.0 million to $648.0 million, or 10.6% to 11.6% year-over-year growth.
•	Fourth quarter 2024 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.0% to 16.0%.
•	Fourth quarter 2024 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.71 to $1.75 (assuming an average of 44.7 million diluted shares outstanding during the fourth quarter).
•	Fiscal year 2024 Revenues are estimated to be in the range of $2,415.0 million to $2,421.0 million, implying a 15.2% to 15.5% year-over-year revenue growth.
•	Fiscal year 2024 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.0% to 15.5%.
•	Fiscal year 2024 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $6.37 to $6.43 (assuming an average of 44.5 million diluted shares outstanding during 2024).

1 Represents Asia, Oceania and the Middle East.

Conference Call and Webcast

Martin Migoya, Globant’s CEO and co-founder, Juan Urthiague, Globant’s CFO, Patricia Pomies, Globant’s COO, and Diego Tártara, Globant’s CTO, will discuss the third quarter 2024 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F3Q24EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

At Globant, we create the digitally-native products that people love. We bridge the gap between businesses and consumers through technology and creativity, leveraging our expertise in AI. We dare to digitally transform organizations and strive to delight their customers.

We have more than 29,900 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of September 30, 2024 and December 31, 2023 and its condensed interim consolidated statements of comprehensive income for the three and nine months ended September 30, 2024 and 2023, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine Months Ended		Three Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenues	1,773,206	1,515,234	614,667	545,282
Cost of revenues	(1,139,161)	(967,794)	(392,392)	(346,980)
Gross profit	634,045	547,440	222,275	198,302
Selling, general and administrative expenses	(460,877)	(390,064)	(154,178)	(142,531)
Net impairment losses on financial assets	(8,994)	(13,979)	(3,667)	(2,621)
Other operating income and expenses, net	2,738	614	777	—
Profit from operations	166,912	144,011	65,207	53,150
Finance income	3,876	3,500	1,349	1,324
Finance expense	(20,536)	(15,063)	(7,034)	(5,661)
Other financial results, net	7,341	11,473	1,735	3,044
Financial results, net	(9,319)	(90)	(3,950)	(1,293)
Share of results of investment in associates	161	185	105	170
Other income and expenses, net	6,142	4,075	(4,464)	2,774
Profit before income tax	163,896	148,181	56,898	54,801
Income tax	(34,401)	(31,067)	(11,357)	(10,978)
Net income for the period	129,495	117,114	45,541	43,823
Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(20,458)	(28,761)	22,555	(30,013)
- Net change in fair value on financial assets measured at FVOCI	1,019	(2,316)	—	15
- Gains and losses on cash flow hedges	(12,768)	117	365	(3,762)
Total comprehensive income for the period	97,288	86,154	68,461	10,063
Net income attributable to:
Owners of the Company	127,324	116,405	43,606	42,993
Non-controlling interest	2,171	709	1,935	830
Net income for the period	129,495	117,114	45,541	43,823
Total comprehensive income for the period attributable to:
Owners of the Company	94,864	85,278	64,266	10,251
Non-controlling interest	2,424	876	4,195	(188)
Total comprehensive income for the period	97,288	86,154	68,461	10,063
Earnings per share
Basic	2.94	2.74	1.00	1.01
Diluted	2.88	2.68	0.98	0.98
Weighted average of outstanding shares (in thousands)
Basic	43,248	42,474	43,419	42,696
Diluted	44,271	43,442	44,442	43,664

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of September 30, 2024 and December 31, 2023

(In thousands of U.S. dollars, unaudited)

	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	199,031	307,223
Investments	14,425	16,070
Trade receivables	631,632	499,283
Other assets	24,033	31,753
Other receivables	60,417	54,786
Other financial assets	3,795	15,418
Total current assets	933,333	924,533
Non-current assets
Investments	2,212	1,833
Other assets	6,358	4,088
Other receivables	28,634	26,475
Deferred tax assets	67,528	60,777
Investment in associates	1,587	1,426
Other financial assets	37,010	34,864
Property and equipment	152,440	162,736
Intangible assets	286,161	285,661
Right-of-use assets	124,159	119,400
Goodwill	1,259,622	1,105,073
Total non-current assets	1,965,711	1,802,333
TOTAL ASSETS	2,899,044	2,726,866
LIABILITIES
Current liabilities
Trade payables	102,202	124,545
Payroll and social security taxes payable	225,193	221,843
Borrowings	186,284	156,916
Other financial liabilities	105,473	68,750
Lease liabilities	29,744	47,852
Tax liabilities	25,858	33,229
Income tax payable	11,043	11,287
Other liabilities	465	896
Total current liabilities	686,262	665,318
Non-current liabilities
Trade payables	2,627	2,981
Borrowings	1,220	2,191
Other financial liabilities	117,132	135,238
Lease liabilities	90,421	70,884
Deferred tax liabilities	18,381	21,098
Income tax payable	6,526	—
Payroll and social security taxes payable	5,050	5,139
Provisions for contingencies	17,367	28,336
Total non-current liabilities	258,724	265,867
TOTAL LIABILITIES	944,986	931,185
Capital and reserves
Issued capital	52,286	51,705
Additional paid-in capital	1,087,711	1,022,918
Other reserves	(74,508)	(42,048)
Retained earnings	824,413	697,089
Total equity attributable to owners of the Company	1,889,902	1,729,664
Non-controlling interests	64,156	66,017
Total equity	1,954,058	1,795,681
TOTAL EQUITY AND LIABILITIES	2,899,044	2,726,866

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	September 30, 2024	September 30, 2023
Net Income for the period	45,541	43,823
Non-cash adjustments, taxes and others	76,819	53,723
Changes in working capital	(31,823)	(10,141)
Cash flows from operating activities	90,537	87,405
Capital expenditures	(20,810)	(26,758)
Cash flows from investing activities	(89,596)	(140,663)
Cash flows from financing activities	41,044	7,931
Net increase/decrease in cash & cash equivalents	41,985	(45,327)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine Months Ended		Three Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Reconciliation of adjusted gross profit
Gross profit	634,045	547,440	222,275	198,302
Depreciation and amortization expense	25,415	20,612	9,457	7,579
Share-based compensation expense - Equity settled	18,010	10,976	5,109	2,198
Adjusted gross profit	677,470	579,028	236,841	208,079
Adjusted gross profit margin	38.2%	38.2%	38.5%	38.2%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(460,877)	(390,064)	(154,178)	(142,531)
Depreciation and amortization expense	74,751	61,501	24,244	21,012
Share-based compensation expense - Equity settled	42,722	41,442	16,008	16,447
Acquisition-related charges (a)	17,230	14,488	1,646	5,370
Adjusted selling, general and administrative expenses	(326,174)	(272,633)	(112,280)	(99,702)
Adjusted selling, general and administrative expenses as % of revenues	(18.4)%	(18.0)%	(18.3)%	(18.3)%

Reconciliation of adjusted profit from operations
Profit from operations	166,912	144,011	65,207	53,150
Share-based compensation expense - Equity settled	60,732	52,418	21,117	18,645
Acquisition-related charges (a)	42,668	32,577	9,788	11,435
Adjusted profit from operations	270,312	229,006	96,112	83,230
Adjusted profit from operations margin	15.2%	15.1%	15.6%	15.3%

Reconciliation of net income for the period
Net income for the period	127,324	116,405	43,606	42,993
Share-based compensation expense - Equity settled	60,618	52,377	21,192	18,628
Acquisition-related charges (a)	41,334	30,639	14,954	9,878
Tax effect of non-IFRS adjustments	(22,516)	(20,380)	(7,399)	(6,720)
Adjusted net income	206,760	179,041	72,353	64,779
Adjusted net income margin	11.7%	11.8%	11.8%	11.9%

Calculation of adjusted diluted EPS
Adjusted net income	206,760	179,041	72,353	64,779
Diluted shares	44,271	43,442	44,442	43,664
Adjusted diluted EPS	4.67	4.12	1.63	1.48

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Total Employees	27,505	29,150	28,991	29,112	29,998
IT Professionals	25,575	27,116	26,933	27,133	27,927

North America Revenues %	58.9	57.4	56.0	56.3	55.7
Latin America Revenues %	21.6	22.9	22.9	23.0	21.8
Europe Revenues %	15.9	15.8	17.2	16.9	17.6
New Markets Revenues %	3.6	3.9	3.9	3.8	4.9

USD Revenues %	72.5	68.6	68.4	67.1	66.6
Other Currencies Revenues %	27.5	31.4	31.6	32.9	33.4

Top Customer %	8.7	8.2	8.3	8.3	9.1
Top 5 Customers %	22.5	21.4	21.8	21.0	21.0
Top 10 Customers %	32.2	30.8	30.1	30.3	30.1

Customers Served (Last Twelve Months)*	889	930	955	958	969
Customers with >$1M in Revenues (Last Twelve Months)	305	311	318	329	331

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant